

March 26, 2013

Via Facsimile
Mr. James S. Porter
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street- Suite 520
Minneapolis, MN 55435

> **Re: Apogee Enterprises, Inc.**
> **Form 10-K for the fiscal year ended March 3, 2012**
> **Filed April 30, 2012**
> **File No. 0-6365**

Dear Mr. Porter:

We have reviewed your response letter to our letter dated January 24, 2013 and have the following additional comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 3, 2012

Note 16. Business Segments Data, page 54

1.   We note your response, and appreciate the additional information you provided, to prior comment seven in our letter dated January 24, 2013. We note you aggregate five operating segments into your Architectural reportable segment, based on your determination that all five operating segments meet the aggregation criteria in ASC 280-10-50-11. Based on the information you provided, it remains unclear to us that all five operating segments you aggregate have similar economic characteristics and are similar in all the other areas identified in the accounting literature noted above. In regard to similar economic characteristics, we note significant and sustained differences in the gross margin percentages for several of the operating segments you aggregate. It is also unclear to us that all the operating segments you aggregate are similar in terms of their products, production process, and types of customers served. Please provide us a more

comprehensive explanation of how you determined that the aggregation of all five operating segments is appropriate. Please also provide us revenues and operating income (loss) for each operating segment for each period presented and for the recently completed fiscal year.

You may contact Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief